MERIDIAN GOLD INC. PRODUCTION UPDATE

Reno, Nevada, January 14, 2003 – Meridian is pleased to announce unaudited production statistics for the Fourth Quarter 2002.  For the fourth quarter, Meridian produced 108,000 ounces of gold at a cash production cost of $92 per ounce.  El Peñón produced 78,000 ounces of gold at a cash cost of $47 per ounce.  Jerritt Canyon produced 27,000 ounces of gold at a cash cost of $223 per ounce.

For the full-year 2002, Meridian produced 437,000 ounces of gold at a cash cost of $87 per ounce.  El Peñón produced 328,000 ounces of gold at a cash cost of $35 per ounce and Jerritt Canyon produced 100,000 ounces of gold at a cash cost of $257 per ounce.

For twelve consecutive quarters, El Peñón has produced on average of 78,000 ounces of gold at an average cash cost of $43 per ounce, which Meridian believes for this period of time, is the lowest cost production for any mine in the world.  El Peñón’s mined ore stockpile increased to a 77 day supply of feed to continue to provide operating and blending flexibility.  Cash balances also increased reflecting the higher gold prices from $123.4 million in the prior quarter to approximately $135.5 million at year-end.

For 2003, Meridian expects El Peñón to produce 320,000 ounces at a cash cost of $55 per ounce and Jerritt Canyon to produce 90,000 ounces at a cash cost of $270 per ounce.

A public hearing for the Esquel project is now being scheduled for March 29th.  Meridian anticipates the Argentine government will complete the permitting review following this hearing.  Once permits have been issued, Meridian will publish the Final Feasibility and subsequently commence construction.  Construction will take 12-15 months, with the first gold pour and production anticipated in mid-2004.

Meridian Gold Inc. is a different kind of gold company because we focus on the quality of the ounces as measured by the profitability per ounce sold at spot prices, not the quantity of ounces produced.  Meridian Gold Inc.’s 99 million common shares are traded on The Toronto Stock Exchange (MNG) and on the New York Stock Exchange (MDG).

For further information on Meridian Gold Inc., please visit our website at www.meridiangold.com, or contact:

Wayne M. Hubert

Tel:  (800) 572-4519

Investor Relations

Fax: (775) 850-3733

Meridian Gold Inc.

E-mail: wayne.hubert@meridiangold.com